 imxi_13g.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. _)*

International Money Express, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
46005L101
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.	HCSF Management, LLC
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	2,357,410
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	2,357,410
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		2,357,410
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		6.30%
(12)	Type of Reporting Person (See Instructions)		IA

Item 1(a).  Name of Issuer:

International Money Express, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

9480 South Dixie Highway

Miami, FL 33156

Item 2(a).  Names of Persons Filing:

HCSF Management, LLC (“Management”)

The principal business address of Management is One Maritime Plaza, Suite 1000, San Francisco, California 94111.

Item 2(c).  Citizenship:

Reference is made to Item 4 of pages 2–6 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

Common Stock (the “Shares”)

Item 2(e).  CUSIP Number:

46005L101

Item 3.      If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐     (a)    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐     (b)    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐     (c)    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐     (d)    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☒     (e)    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐     (f)    An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐     (g)    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐     (h)    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐     (i)    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the     Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐     (j)    Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.      Ownership.

Reference is hereby made to Items 5-9 and 11 of this Schedule, which Items are incorporated by reference herein.

Management’s beneficial ownership of the Issuer’s Common Stock is comprised of 1,115,216 Shares and 1,242,194 Warrants owned by certain private investment vehicles managed by Management, which shares of Common Stock may be deemed beneficially owned by Management as investment manager of such private investment vehicles. Management disclaims beneficial ownership of these shares, except to the extent of its pecuniary interest in such shares, if any.

The calculation of percentage of beneficial ownership in item 11 of pages 2 - 4 was derived from the sum of 36,182,783 outstanding Shares (as disclosed on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018, in which the Issuer stated the number of shares of its common stock outstanding as of November 9, 2018) and 1,242,194 Warrants totaling 37,424,977 shares.

Item 5.      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [  ].

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.      Identification and Classification of Members of the Group

Not Applicable.

Item 9.      Notice of Dissolution of Group

Not Applicable.

Item 10.      Certification

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019	HCSF Management, LLC By: /s/ David E. Park III Name: David E. Park III Title: Managing Member